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June 13, 2012	FRANKFURT
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Mellissa Campbell Duru	VIENNA

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Human Genome Sciences, Inc.
Schedule 14D-9/A
Filed May 25, 2012
File No.: 5-45295

Dear Ms. Duru:

On behalf of Human Genome Sciences, Inc. (the “Company” or “HGS”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated June 7, 2012 (the “Comment Letter”) relating to Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on May 25, 2012 (File No. 5-45295) (the “Schedule 14D-9”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Mellissa Campbell Duru

June 13, 2012

Schedule 14D-9/A

1.	We refer to your response to prior comment 3 of our letter dated May 22, 2012. Please confirm that should Goldman Sachs change its current intention and decide to adjust the terms of the capped call transaction during the pendency of the offer, the company will amend their recommendation statement to include disclosure of such change and its impact.

Response: The Company confirms to the Staff that should Goldman Sachs change its current intention and decide to adjust the terms of the capped call transaction during the pendency of the offer, the Company will amend its recommendation statement to include disclosure of such change and its impact.

2.	We refer to your response to prior comment 3 and disclosure in which you acknowledge that Goldman Sachs has regularly hedged and may continue to regularly hedge its exposure to the capped cap transaction. Please provide us with your analysis of how any ongoing hedging activity by Goldman Sachs with respect to the Company’s common shares since public announcement of the offer is consistent with Exchange Act Rule 14e-5.

Response: Rule 14e-5 prohibits specified “covered persons” from directly or indirectly purchasing or arranging to purchase equity securities that are the subject of a tender offer except as part of the tender offer. We respectfully submit for the reasons described below that Goldman Sachs is not a “covered person” with respect to the unsolicited tender offer (the “GSK Unsolicited Offer”) for the Company’s shares launched by H. Acquisition Corp., a subsidiary of GlaxoSmithKline plc (the “Offeror”) under any of the four prongs of the definition of “covered person” and, as such, its ongoing hedging activity is not prohibited under Rule 14e-5.

Rule 14e-5(c)(3) defines a “covered person” as (i) the offeror and its affiliates, (ii) the offeror’s dealer-manager and its affiliates, (iii) any advisor to the offeror, its dealer-manager or their respective affiliates whose compensation is dependent on the completion of the offer (any such advisor, together with the offeror, its dealer-managers and their respective affiliates, the “Offeror-side Parties”), and (iv) any person acting, directly or indirectly, in concert with any of the Offeror-side Parties in connection with any purchase or arrangement to purchase any of the securities that are the subject of the offer or any related securities (as defined in Rule 14e-5(c)(6)).

In this case, Goldman Sachs is not the Offeror, it is not serving as the Offeror’s dealer manager and it is not an affiliate of the Offeror or any such dealer manager; Goldman Sachs is also not serving as an advisor to the Offeror, its dealer-manager or any of their respective affiliates in connection with the GSK Unsolicited Offer. Accordingly, Goldman Sachs is not a “covered person” under the first three prongs of the definition of “covered person.”

Mellissa Campbell Duru

June 13, 2012

Goldman Sachs has advised the Company that although Goldman Sachs may purchase shares of the Company or related securities as part of its hedging activity relating to its capped call transaction with the Company, these activities are not coordinated with any of the Offeror-side Parties nor are they being undertaken to promote the objectives of the Offeror-side Parties and that these activities are being undertaken by personnel in Goldman Sachs’ Securities Division who are separated by institutional information barriers from the personnel in Goldman Sachs’ Investment Banking Division who are advising the Company in connection with the GSK Unsolicited Offer. Moreover, although the SEC’s 1999 release adopting Rule 14e-5 indicated that “[i]n a negotiated transaction, [the SEC] would consider the target company to be acting in concert with the offeror” for purposes of the definition of “covered person,” neither that release nor any other guidance issued by the SEC or its Staff of which we are aware has indicated that a target company recommending against an offer, or its advisors, would be automatically considered to be “acting in concert” with the Offeror-side Parties. Based on the foregoing, it is the Company’s view that Goldman Sachs cannot now (when there is no negotiated transaction with the Offeror) be considered to be “acting in concert” with any of the Offeror-side Parties in connection with its hedging activity. As such, Goldman Sachs is also not a “covered person” under the fourth prong of the definition of “covered person.”

Accordingly, we respectfully submit that Goldman Sachs is not a “covered person” with respect to the GSK Unsolicited Offer and, as such, its ongoing hedging activity is not prohibited under Rule 14e-5.

*        *        *

If you have any questions with respect to the foregoing, please contact me at (202) 371-7233.

Very truly yours,

/s/ Marc S. Gerber
Marc S. Gerber